Exhibit 6.13

CLOUDASTRUCTURE, INC.

March 6th, 2021

Lauren O’Brien

Dear Lauren:

I am pleased to formally offer you, subject to BoD approval, a full-time position with Cloudastructure, Inc. (the “Company ”), as its Vice President of Sales and Marketing . If you decide to join us, you will be paid a monthly salary of $12,500.00, which will be paid semi-monthly in accordance with the Company’s normal payroll procedures.

In addition to your annual salary of $150,000.00, we are offering the following incentives:

1.	A $20,000.00 signing bonus.
2.	A commission of five percent [5%] of the recognized revenue of all sales you and your team make; this includes recurring revenue, for as long as you are with the company.
3.	Your benefits will include Medical/Dental coverage under the company plan.
4.	We encourage you to maintain your industry affiliations; as such, the Company will pay for reasonable travel expenses and membership fees in support of your professional status.
5.	Company will provide you a Company credit card to be used for approved expenses.
6.	6 months severance with standard exclusions (you quit, fail to do your job, break the law, etc.) and dependent upon you and your team generating $1M of revenue in 2021.

As an employee you may be eligible to participate in certain employee benefit programs generally made available to similarly situated Company employees, subject to the satisfaction of any eligibility requirements and subject to the terms of such benefit programs. Information on currently available benefit programs will be provided to you shortly after your start date. You should note that the Company may modify job titles, salaries and benefits from time to time as it deems necessary. Your compensation will be reviewed by the Board on an annual basis and may be modified, as appropriate, by the Board, in its sole discretion.

In light of the COVID-19 pandemic and state and local shelter orders, while employed by the Company, it is expected that you will initially work remotely from your home until such time as the Company determines it can re-open its offices. The Company may provide you with additional guidelines and policies related to working from home under separate cover.

Please note that your employment with the Company is for no specified period and constitutes At-Will employment. As a result, you are free to resign at any time, for any reason or for no reason. Similarly, the Company is free to conclude its employment relationship with you at any time, with or without cause, and with or without notice. We request that, in the event of resignation, you give the Company at least two weeks’ notice.

The Company may conduct background investigations and/or reference checks on all of its potential employees. Your job offer, therefore, is contingent upon favorable results of a background investigation and/or reference checks, if any. In accordance with federal immigration law, all Company employees must provide documentary evidence of their identity and eligibility for employment in the United States. Such documentation must be provided to us within three (3) business days of your date of hire, or our employment relationship with you may be terminated.

We request that you disclose to the Company any and all agreements relating to your prior employment that may affect your eligibility to be employed by the Company or limit the manner in which you may be employed. It is the Company’s understanding that any such agreements will not prevent you from performing the duties of your position and you represent that such is the case. Moreover, you agree that, during the term of your employment with the Company, you will not engage in any other employment, occupation, consulting or other business activity directly related to the business in which the Company is now involved or becomes involved during the term of your employment, nor will you engage in any other activities that conflict with your obligations to the Company. Similarly, you agree not to bring any third-party confidential information to the Company, including that of your former employer, and that in performing your duties for the Company you will not in any way utilize any such information.

As a Company employee, you will be expected to abide by the Company’s rules and standards, to include the Company’s requirement that you acknowledge that you have read and that you understand the Company’s rules of conduct which are included in the Company Handbook, which the Company will provide to you under separate cover.

As a condition of your employment, you are also required to sign and comply with an at will Employment, Confidential Information, Invention Assignment, and Arbitration Agreement (the “ Confidentiality Agreement”) which requires, among other provisions, the assignment of patent rights to any invention made during your employment or service relationship at the Company, and nondisclosure of Company proprietary information. Please note that we must receive your signed Confidentiality Agreement before your employment can be validated.

To accept the Company’s offer, please sign and date this letter in the space provided below. A duplicate original is enclosed for your records. If you accept our offer, your first official day of employment will be March 8th, 2021. This letter, along with any agreements relating to proprietary rights between you and the Company [and any previously executed stock option agreements between you and the Company (if any)], set forth the terms of your employment with the Company and supersede any prior representations or agreements including, but not limited to, any representations made during your recruitment, interviews or pre employment negotiations, whether written or oral. This letter, including, but not limited to, its at will employment provision, may not be modified or amended except by a written agreement signed by the President of the Company and you. This offer of employment will terminate if it is not accepted, signed and returned by March 7th, 2021.

We look forward to your favorable reply and to working with you at Cloudastructure, Inc.

Sincerely,

/s/ Rick Bentley
Rick Bentley
CEO

Agreed to and accepted:

Signature: /s/ Lauren OBrien

Printed Name: Lauren OBrien

Date: 3 /6 /21

Enclosures

-Duplicate Original Letter

-At-Will Employment, Confidential Information, Invention Assignment and Arbitration

Agreement